

SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

RECEIVED
2008 MAR 18 P 12:04
OFFICE OF I... CORPORAT...

File No. 82-34735

February 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302




08001343

SUPPL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

Enclosure

cc: Martin Hamner
Jacob Wahlberg
Nina Svensson, Esq.
Robert K. Smits, Esq.

3/19

ALMATY BAKU BERLIN[1] BRATISLAVA BUCHAREST BUDAPEST[2] ISTANBUL KYIV LONDON MOSCOW NEW YORK PARIS PRAGUE SHANGHAI ST. PETERSBURG WARSAW

[1] SALANS LLP is a Limited Liability Partnership registered in London with Registration Number OC 316822. Registered Office Millennium Bridge House, 2 Lambeth Hill, London EC4V 4AJ, United Kingdom. Regulated by the Law Society of England and Wales. A list of members of SALANS LLP is available at the above Registered Office.

NEWYORK 508290.47

[2] Affiliated Office

82-34735

Press Release

15 February 2008
no 4/08

ASSA ABLOY has acquired 20% of Copiax, a leading Swedish locks and security distributor

ASSA ABLOY has acquired 20% of the shares in Copiax AB from Verdane Capital, a financial investor. With this acquisition ASSA ABLOY now owns close to 31% of the capital.
Copiax is a Swedish wholesaler of security product focusing on locksmith, security installers and builders merchants. The company operates with some 45 employees from the head office in Stockholm and is expected to reach a turnover exceeding SEK 400 M in 2008.

ASSA ABLOY is in a constructive dialog with the board of directors in Copiax AB regarding a bid on the remaining shares. An acquisition of Copiax has a strong industrial rationale by bringing efficiencies and value-added services to the supply chain between ASSA ABLOY and other producers and the end customer.

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

ASSA ABLOY may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 08.30 CET on 15 February.



SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

February 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,



Pierre J. Lorieau

Enclosure

cc: Martin Hamner
Jacob Wahlberg
Nina Svensson, Esq.
Robert K. Smits, Esq.

[1] SALANS LLP is a Limited Liability Partnership registered in London with Registration Number OC 316822. Registered Office Millennium Bridge House, 2 Lambeth Hill, London EC4V 4AJ, United Kingdom. Regulated by the Law Society of England and Wales. A list of members of SALANS LLP is available at the above Registered Office.

NEWYORK 508390.46

[2] Affiliated Office

Press Release

February 13, 2008
no 03/08

Strong end to the year for ASSA ABLOY – growth, improved profits and record cash flow in all divisions

Fourth quarter

- Sales increased by 8% to SEK 8,721 M (8,059), with 6% organic growth, 5% acquired growth and exchange-rate effects of -2%.
- Operating income (EBIT) increased by 13% to SEK 1,440 M (1,274*), representing a margin of 16.5% (15.8*).
- Net income, including non-recurring financial expenses of SEK 54 M after tax, amounted to SEK 859 M (388**).
- Earnings per share, including non-recurring financial expenses of SEK 54 M after tax, increased by 7% to SEK 2.30 (2.14*). Excluding the non-recurring financial expenses earnings per share increased by 14% to SEK 2.44.
- Operating cash flow reached a record high, rising by 46% to SEK 1,740 M (1,189).
- Proposed dividend 3.60 SEK per share (3.25).

Full year

- Sales increased by 8% to SEK 33,550 M (31,137), with 7% organic growth, 5% acquired growth and exchange-rate effects of -4%.
- Operating income (EBIT) increased by 14% to SEK 5,458 M (4,771*), representing a margin of 16.3% (15.3*).
- Net income, including non-recurring financial expenses of SEK 54 M after tax, amounted to SEK 3,368 M (1,756**).
- Earnings per share, including non-recurring financial expenses of SEK 54 M after tax, increased by 13% to SEK 9.02 (7.99*). Excluding the non-recurring financial expenses earnings per share increased by 15% to SEK 9.16.
- Operating cash flow was strong, rising by 36% to SEK 4,808 M (3,528).

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

SALES AND INCOME

	Fourth quarter			Full year		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Sales, SEK M	**8,721**	**8,059**	**+8%**	**33,550**	**31,137**	**+8%**
of which,						
Organic growth			+6%			+7%
Acquisitions			+5%			+5%
Exchange-rate effects	-188		-2%	-1,131		-4%
Operating income (EBIT), SEK M	**1,440**	**1,274***	**+13%**	**5,458**	**4,771***	**+14%**
Operating margin (EBIT), %	16.5	15.8*		16.3	15.3*	
Income before tax, SEK M	1,168	1,086*	+8%	4,609	4,100*	+12%
Net income, SEK M	859	388**	+121%	3,368	1,756**	+92%
Operating cash flow, SEK M	1,740	1,189	+46%	4,808	3,528	+36%
Earnings per share (EPS), SEK	**2.30**	**2.14***	**+7%**	**9.02**	**7.99***	**+13%**

* Excluding restructuring costs for 2006 amounting to SEK 517 M for the quarter and SEK 1,474 M for the year.

** Excluding restructuring costs, net income in 2006 was SEK 794 M for the quarter and SEK 2,988 M for the year.

COMMENTS BY THE PRESIDENT AND CEO

"ASSA ABLOY made strong progress during the quarter and in 2007 as a whole. All divisions showed growth, increased profitability, increased return and strong cash flow. Measures to increase market coverage and the development and launch of new products give us a very strong base for good long-term advancement, even though the pace of growth on markets in Europe and North America slowed to some extent towards the end of the year. It was particularly gratifying that acquisition activities continued at a high level this quarter and contributed to increased growth in both mature and new markets as well as in the fast-growing electromechanical field," said Johan Molin, President and CEO.

FOURTH QUARTER

The Group's sales totaled SEK 8,721 M (8,059), an increase of 8% compared with 2006. In local currencies the increase amounted to 11% (14), of which organic growth for comparable units contributed 6% (9) while acquired units accounted for 5% (5) of the increase in volume. Exchange-rate effects had a negative impact of SEK 188 M on sales, i.e. 2%.

Press Release

Operating income before depreciation, EBITDA, amounted to SEK 1,670 M (1,494), an increase of 12% compared with 2006. The EBITDA margin was 19.1% (18.5). The Group's operating income, EBIT, amounted to SEK 1,440 M (1,274), an increase of 13%, after negative currency effects of SEK 37 M. The operating margin was 16.5% (15.8).

Net financial items amounted to SEK 271 M (188) after non-recurring expenses of SEK 75 M, which corresponds to an average interest rate of about 5.5%. The Group's income before tax amounted to SEK 1,168 M (1,086), which represents an increase of 8% on the previous year. After translation of subsidiaries' income statements, exchange-rate effects had a negative impact of SEK 31 M on the Group's income before tax. The profit margin was 13.4% (13.5). The Group's tax charge totaled SEK 309 M (181), corresponding to an effective tax rate of 26.5% for the quarter. Earnings per share amounted to SEK 2.30 (2.14), which represents an increase of 7%.

FULL YEAR

Sales for 2007 totaled SEK 33,550 M (31,137), which represents an increase of 8% compared with 2006. Organic growth was 7% (9). Acquired companies contributed 5% (3). Exchange-rate effects affected sales negatively by SEK 1,131 M, i.e. 4%, compared with the equivalent period in 2006.

Operating income before depreciation, EBITDA, amounted to SEK 6,366 M (5,669). The corresponding margin was 19.0% (18.2). The Group's operating income, EBIT, amounted to SEK 5,458 M (4,771) an increase of 14%, after negative exchange-rate effects of SEK 203 M. The corresponding operating margin (EBIT) was 16.3% (15.3).

Earnings per share increased by 13% to SEK 9.02 (7.99). Operating cash flow amounted to SEK 4,808 M (3,528).

RESTRUCTURING MEASURES

The comprehensive restructuring program initiated in April 2006 is proceeding according to plan. The program includes some 50 individual restructuring measures. The roles of a large number of production units will be changed to focus mainly on final assembly, and some units will be closed. The cost of the program is assessed at SEK 1,274 M and it is expected to generate cost savings of about SEK 600 M a year once the whole program is completed in 2009. The full cost of the program was expensed in 2006.

Payments related to the restructuring program amounted to SEK 209 M during the quarter and SEK 424 M for the year. Savings during the quarter resulting from measures carried out are assessed at SEK 55 M compared with the same period last year. The quarterly rate of savings from the start of the program now amounts to SEK 90 M. So far 1,316 out of the total of 2,000 employees affected by the restructuring program have left the Group.

File No. 82-34735

Press Release

COMMENTS BY DIVISION

EMEA

Sales in EMEA division increased but at a slower rate during the fourth quarter and totaled SEK 3,519 M (3,287), with an organic growth of 4%. Acquired growth amounted to 1%. Operating income grew very positively and amounted to SEK 602 M (531), which represents an operating margin (EBIT) of 17.1% (16.2). Return on capital employed also improved and amounted to 22.4% (20.7). Operating cash flow before interest paid totaled SEK 829 M (650) and exceeded operating income.

AMERICAS

Sales in Americas division increased during the quarter with a stable good growth in the commercial segment and the sales trend in the residential segment was negative. Total sales amounted to SEK 2,383 M (2,388), with 5% organic growth. Acquired growth contributed 3%. Operating income continued to improve from an already good level and amounted to SEK 460 M (457), which represents an operating margin (EBIT) of 19.3% (19.1). Return on capital employed amounted to 21.6% (20.9). Operating cash flow before interest paid was strong and totaled SEK 717 M (492).

ASIA PACIFIC

Sales in Asia Pacific division grew strongly in all markets in the region and totaled SEK 895 M (584), with 15% organic growth. The new acquisitions, Baodean and iRevo, were consolidated from the fourth quarter and as a result acquired growth increased to 41%. Operating income improved in response to compensated raw-material costs and a growth in volume and amounted to SEK 115 M (70), which represents an operating margin (EBIT) of 12.8% (12.0) in spite of dilution from the new acquisitions of 0.8 of a percentage point. The quarter's return on capital employed rose further to 19.6% (13.7). Operating cash flow before interest paid totaled SEK 90 M (48).

GLOBAL TECHNOLOGIES

Global Technologies division reported continued strong growth with sales of SEK 1,328 M (1,227) in the fourth quarter, of which organic growth accounted for 10%. A number of new products from HID and Fargo contributed to the good performance. Acquired growth amounted to 3%. The operation to merge HID and ITG proceeded according to plan and will in time yield good effects on both sales and production. Operating income amounted to SEK 219 M (194), giving an operating margin (EBIT) of 16.5% (15.8). Return on capital employed amounted to 16.9% (15.2). Operating cash flow before interest paid amounted to SEK 293 M (195).

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

ENTRANCE SYSTEMS

Entrance Systems division reported sales of SEK 823 M (765) in the fourth quarter, representing organic growth of 3%. During the quarter growth slowed in Europe and North America but remained very strong in the division's newly established operations in Asia. Acquired growth amounted to 4%. Operating income amounted to SEK 130 M (120), giving an operating margin (EBIT) of 15.7% (15.7). Return on capital employed amounted to 16.3% (15.3). Operating cash flow before interest paid amounted to SEK 177 M (108).

ACQUISITIONS

The acquired companies Baodean, iRevo, Powershield and Advance Door were consolidated during the fourth quarter. The total acquisition price for all companies consolidated during the year amounts to SEK 1,675 M and preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite useful life amount to SEK 1,200 M. The acquisition price is adjusted for acquired interest-bearing liabilities including estimated earn-outs.

On 18 January it was announced that ASSA ABLOY's EMEA division has signed an agreement to acquire Valli&Valli, a leading Italian producer of design handles. The company is based near Milan and has 200 employees. Valli&Valli is expected to achieve sales of SEK 300 M in 2008. The acquisition is expected to be completed in the second quarter.

On 31 January it was announced that ASSA ABLOY's Global Technologies division has signed an agreement to acquire the German company SimonsVoss Technologies AG, a leader in the fast-growing segment for digital access control systems. The company is based in Munich, has 225 employees and is expected to achieve sales of SEK 400 M in 2008. The acquisition is expected to be approved by the relevant authorities in the second quarter.

SUSTAINABILITY

During the quarter ASSA ABLOY continued work to implement its declared 20-point program of sustainable development. The Group's 2007 Sustainability Report will be published in good time for the forthcoming Annual General Meeting. One of the year's major successes was the phasing-out of chlorinated solvents, which progressed very well. Consumption was reduced by 40% during 2007, and the remainder will be phased out during 2008. Current information about sustainable development is published on the Group's website.

OTHER EVENTS

Non-recurring costs of SEK 75 M relate to a write-down in Net financial items for an external development project in which ASSA ABLOY took part as one of several sources of

Press Release

finance. The financing took the form of a convertible loan and ASSA ABLOY's receivable is now entirely written off. The reason for the write-down is that the market potential of the product developed was judged to be lower than planned.

PARENT COMPANY

'Other operating income' for the Parent company ASSA ABLOY AB totaled SEK 1,641 M (945) for the full year. Income before tax amounted to SEK 2,351 M (1,047). The improved income is chiefly due to royalty income as well as to non-recurring expenses which burdened last year's figures. Investments in tangible and intangible assets totaled SEK 496 M (402). Liquidity is good and the equity ratio was 47.1% (44.9).

DIVIDEND AND ANNUAL GENERAL MEETING

The Board of Directors proposes a dividend of SEK 3.60 (3.25) per share for the 2007 financial year. The Annual General Meeting will be held on 24 April 2008.

ACCOUNTING PRINCIPLES

ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union. Significant accounting and valuation principles are detailed on pages 58-62 of the 2006 Annual Report. New or revised IFRS effective after 31 December 2006 have had no material effect on the consolidated income statements or balance sheets. The Group's Interim Reports are prepared in accordance with IAS 34 (Interim Financial Reporting) under the guidelines given in RR 31 issued by the Swedish Financial Accounting Standards Council. The Parent company applies RR 32:06.

TRANSACTIONS WITH RELATED PARTIES

No transactions that significantly affected the company's position and income have taken place between ASSA ABLOY and related parties.

Press Release

RISKS AND UNCERTAINTY FACTORS

As an international Group with a wide geographic spread, ASSA ABLOY is exposed to a number of business and financial risks. The business risks can be divided into strategic, operational and legal risks. The financial risks are related to such factors as exchange rates, interest rates, liquidity, the giving of credit, raw materials and financial instruments. Risk management in ASSA ABLOY aims to identify, control and reduce risks. This work begins with an assessment of the probability of risks occurring and their potential effect on the Group. For a more detailed description of risks and risk management refer to the 2006 Annual Report. No significant risks other than the risks described there are judged to have occurred.

OUTLOOK*

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Sales growth and profitability during the first quarter will be affected negatively by the Easter effect. This is expected to be recovered during the first quarter.

**The outlook is unchanged except the addition regarding the Easter effect in the first quarter.*

Stockholm, 13 February 2008

Johan Molin

President and CEO

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

The Year-end Report has not been reviewed by the Company's Auditor.

Financial information

The Interim Report for the first quarter will be published on 23 April 2008. The Annual General Meeting will be held on 24 April at the Modern Museum (Moderna Museet) in Stockholm.

Further information can be obtained from:
Johan Molin, President and CEO, Tel: +46 8 506 485 42
Tomas Eliasson, Chief Financial Officer, Tel: +46 8 506 485 72

ASSA ABLOY is holding an **analysts' meeting** at **12.00 today** at Klarabergsviadukten 90 **in Stockholm**.

The analysts' meeting can also be followed on the Internet at www.assaabloy.com. It is possible to submit questions by telephone on **+46 8 5052 0270, +44 208 817 9301** or **+1 718 354 1226.**

ASSA ABLOY discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 08.00 CET on 13 February.

Press Release

FINANCIAL INFORMATION - GROUP

INCOME STATEMENT	Oct-Dec 2007 SEK M	Oct-Dec 2006 SEK M	Jan-Dec 2007 SEK M	Jan-Dec 2006 SEK M
Sales	8,721	8,059	33,550	31,137
Cost of goods sold	-5,134	-5,273	-19,751	-19,936
Gross Income	**3,587**	**2,786**	**13,799**	**11,201**
Selling and administrative expenses	-2,149	-2,032	-8,351	-7,912
Share in earnings of associated companies	2	3	9	8
Operating income	**1,440**	**757**	**5,458**	**3,297**
Financial items	-271	-188	-849	-671
Income before tax	**1,168**	**569**	**4,609**	**2,626**
Tax	-309	-181	-1,240	-870
Net income	**859**	**388**	**3,368**	**1,756**
Allocation of net income:				
Shareholders in ASSA ABLOY AB	854	385	3,358	1,746
Minority interests	5	3	10	10

EARNINGS PER SHARE	Oct-Dec 2007 SEK	Oct-Dec 2006 SEK	Jan-Dec 2007 SEK	Jan-Dec 2006 SEK
Earnings per share after tax and before dilution [1]	2.34	1.05	9.18	4.77
Earnings per share after tax and dilution [2]	2.30	1.05	9.02	4.72
Earnings per share after tax and dilution, excl restructuring costs [2]	2.30	2.14	9.02	7.99

CASH FLOW STATEMENT [11]	Oct-Dec 2007 SEK M	Oct-Dec 2006 SEK M	Jan-Dec 2007 SEK M	Jan-Dec 2006 SEK M
Cash flow from operating activities	1,343	1,110	3,871	2,968
Cash flow from investing activities	-646	-236	-2,127	-3,871
Cash flow from financing activities	-390	-571	-1,568	1,203
Cash flow	**307**	**303**	**176**	**300**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

BALANCE SHEET	31 Dec 2007 SEK M	31 Dec 2006 SEK M
Intangible fixed assets	18,708	17,825
Tangible fixed assets	5,345	5,121
Financial fixed assets	1,089	1,363
Inventories	4,399	4,026
Trade receivables	5,537	5,081
Other non-interest-bearing current assets	1,221	946
Interest-bearing current assets	1,433	1,195
Total assets	**37,732**	**35,557**
Equity	15,668	13,645
Interest-bearing non-current liabilities	9,205	8,559
Non-interest-bearing non-current liabilities	863	973
Interest-bearing current liabilities	5,285	6,323
Non-interest-bearing current liabilities	6,711	6,057
Total equity and liabilities	**37,732**	**35,557**

CHANGE IN EQUITY	Jan-Dec 2007 SEK M	Jan-Dec 2006 SEK M
Opening balance 1 January	**13,645**	**14,413**
Dividend	-1,189	-1,189
Minority interest, net	135	-14
Cash flow hedges, fair value change	-	-1
Exchange difference for the period	-291	-1,320
Net Income	3,368	1,756
Closing balance at end of period	**15,668**	**13,645**

KEY DATA	Jan-Dec 2007	Jan-Dec 2006
Return on capital employed excl restructuring, %	18.4	17.1
Return on capital employed incl restructuring, %	18.4	12.1
Return on shareholders' equity, %	21.0	11.5
Equity ratio, %	41.5	38.4
Interest coverage ratio, times	7.4	5.1
Interest on convertible debentures net after tax, SEK M	55.0	43.6
Number of shares, thousands	365,918	365,918
Number of shares after dilution, thousands	380,713	376,033
Weighted average number of shares after dilution, thousands	378,533	379,214
Average number of employees	32,267	31,243

Press Release

FINANCIAL INFORMATION - PARENT COMPANY

INCOME STATEMENT	Jan-Dec 2007 SEK M	Jan-Dec 2006 SEK M
Operating income	760	415
Income before tax	2,351	1,047
Net income	2,154	894

BALANCE SHEET	31 Dec 2007 SEK M	31 Dec 2006 SEK M
Non-current assets	16,439	15,321
Current assets	14,881	16,329
Total assets	**31,320**	**31,650**
Equity	14,753	14,241
Provisions	91	-
Non-current liabilities	6,454	5,216
Current liabilities	10,022	12,193
Total equity and liabilities	**31,320**	**31,650**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

File No. 82-34735

Press Release

QUARTERLY INFORMATION - GROUP

THE GROUP IN SUMMARY

(All amounts in SEK M if not noted otherwise)

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Full Year 2006	Q 1 2007	Q2 2007	Q3 2007	Q4 2007	Full Year 2007
Sales	7,653	7,689	7,736	8,059	31,137	8,227	8,329	8,274	8,721	33,550
Organic growth [3]	12%	7%	8%	9%	9%	8%	7%	7%	6%	7%
Gross income										
excl restructuring costs	3,114	3,140	3,118	3,303	12,676	3,383	3,425	3,405	3,587	13,799
Gross income / Sales	40.7%	40.8%	40.3%	41.0%	40.7%	41.1%	41.1%	41.2%	41.1%	41.1%
Operating income before depreciation (EBITDA)										
excl restructuring costs	1,332	1,378	1,464	1,494	5,669	1,518	1,554	1,625	1,670	6,366
Gross margin (EBITDA)	17.4%	17.9%	18.9%	18.5%	18.2%	18.5%	18.7%	19.6%	19.1%	19.0%
Depreciation	-222	-227	-229	-220	-898	-229	-229	-221	-230	-909
Operating income (EBIT)										
excl restructuring costs	1,110	1,151	1,235	1,274	4,771	1,289	1,325	1,404	1,440	5,458
Operating margin (EBIT)	14.5%	15.0%	16.0%	15.8%	15.3%	15.7%	15.9%	17.0%	16.5%	16.3%
Restructuring costs	-	-520	-437	-517	-1,474	-	-	-	-	-
Operating income (EBIT)	1,110	631	798	757	3,297	1,289	1,325	1,404	1,440	5,458
Financial items	-145	-156	-181	-188	-671	-188	-197	-193	-271	-849
Income before tax	965	475	617	569	2,626	1,101	1,128	1,211	1,168	4,609
Profit margin (EBT)	12.6%	6.2%	8.0%	7.1%	8.4%	13.4%	13.5%	14.6%	13.4%	13.7%
Tax	-261	-178	-251	-181	-870	-298	-306	-327	-309	-1,240
Net income	704	297	366	388	1,756	803	822	884	859	3,368
Allocation of net income:										
Share holders in ASSA ABLOY AB	703	294	364	385	1,746	803	820	882	854	3,358
Minority interests	1	3	2	3	10	1	2	2	5	10

OPERATING CASH FLOW

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Full Year 2006	Q 1 2007	Q 2 2007	Q3 2007	Q4 2007	Full Year 2007
Operating income (EBIT)	1,110	631	798	757	3,297	1,289	1,325	1,404	1,440	5,458
Restructuring costs	-	520	437	517	1,474	-	-	-	-	-
Depreciation	222	227	229	220	898	229	229	221	230	909
Net capital expenditure	-180	-180	-151	-228	-739	-101	-218	-220	-212	-751
Change in working capital	-492	-163	-241	192	-704	-469	-159	53	550	-25
Paid and received interest	-114	-176	-131	-287	-708	-124	-216	-149	-245	-734
Adjustment for non-cash items	41	-26	-22	17	10	-19	-4	-3	-23	-49
Operating cash flow [4]	587	833	919	1,189	3,528	805	957	1,306	1,740	4,808
Operating cash flow / Income before tax [4]	0.61	0.84	0.87	1.09	0.86	0.73	0.85	1.08	1.49	1.04

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

Press Release

CHANGE IN NET DEBT

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Full Year 2006	Q 1 2007	Q 2 2007	Q3 2007	Q4 2007	Full Year 2007
Net debt at beginning of the period	12,240	12,506	13,127	14,785	12,240	13,560	13,799	14,534	13,456	13,560
Operating cash flow	-587	-833	-919	-1,189	-3,528	-805	-957	-1,306	-1,740	-4,808
Restructuring payment	161	52	51	78	342	44	81	90	209	424
Tax paid	200	341	187	229	957	173	433	258	400	1,264
Acquisitions	682	255	2,187	8	3,132	509	92	341	434	1,376
Dividend	-	1,189	-	-	1,189	-	1,189	-	-	1,189
Translation differences	-190	-383	152	-351	-772	318	-103	-461	194	-52
Net debt at end of period	**12,506**	**13,127**	**14,785**	**13,560**	**13,560**	**13,799**	**14,534**	**13,456**	**12,953**	**12,953**
Net debt / Equity, times	0.84	0.98	1.07	0.99	0.99	0.94	1.02	0.91	0.83	0.83

NET DEBT

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Q 2 2007	Q3 2007	Q4 2007
Long-term interest-bearing receivables	-61	-65	-73	-127	-139	-161	-197	-104
Short-term interest-bearing investments	-87	-179	-181	-80	-79	-119	-261	-126
Cash and bank balances	-958	-833	-841	-1,115	-998	-1,549	-979	-1,212
Pension provisions	1,657	1,337	1,329	1,297	1,337	1,239	1,213	1,156
Other long-term interest-bearing liabilities	4,541	3,830	3,901	7,262	7,392	8,218	8,002	8,050
Short-term interest-bearing liabilities	7,414	9,037	10,650	6,323	6,285	6,906	5,678	5,189
Total	**12,506**	**13,127**	**14,785**	**13,560**	**13,799**	**14,534**	**13,456**	**12,953**

CAPITAL EMPLOYED AND FINANCING

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Q 2 2007	Q3 2007	Q4 2007
Capital employed	27,368	26,497	28,645	27,205	28,535	28,822	28,198	28,621
- of which goodwill	15,966	15,572	17,237	16,683	17,375	17,237	17,077	17,270
Net debt	12,506	13,127	14,785	13,560	13,799	14,534	13,456	12,953
Minority interest	70	59	64	60	59	56	56	201
Shareholders' equity (excl minority interest)	14,793	13,311	13,796	13,585	14,677	14,232	14,686	15,467

DATA PER SHARE	Q 1 2006 SEK	Q 2 2006 SEK	Q 3 2006 SEK	Q 4 2006 SEK	Full Year 2006 SEK	Q 1 2007 SEK	Q 2 2007 SEK	Q3 2007 SEK	Q4 2007 SEK	Full Year 2007 SEK
Earnings per share after tax and before dilution [1]	1.92	0.80	1.00	1.05	4.77	2.19	2.24	2.41	2.34	9.18
Earnings per share after tax and dilution [2]	1.88	0.80	0.99	1.05	4.72	2.16	2.20	2.36	2.30	9.02
Earnings per share after tax and dilution excl restructuring costs [2]	1.88	1.95	2.02	2.14	7.99	2.16	2.20	2.36	2.30	9.02
Shareholders' equity per share after dilution [2]	44.03	40.93	42.00	39.13	39.13	42.46	43.68	44.68	46.76	46.76

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

Press Release

RESULTS BY DIVISION

SEK M	EMEA [5]		Americas [6]		Asia Pacific [7]		Global Technologies [8]		Entrance Systems		Other		Total	
Oct - Dec and 31 Dec respectively	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Sales, external	3,414	3,194	2,368	2,374	830	536	1,298	1,202	812	753			8,721	8,059
Sales, intragroup	106	93	15	14	65	48	30	25	11	12	-226	-194		
Sales	**3,519**	**3,287**	**2,383**	**2,388**	**895**	**584**	**1,328**	**1,227**	**823**	**765**	**-226**	**-194**	**8,721**	**8,059**
Organic growth [3]	*4%*	*10%*	*5%*	*9%*	*15%*	*2%*	*10%*	*16%*	*3%*	*11%*			*6%*	*9%*
Operating income (EBIT)	**602**	**531**	**460**	**457**	**115**	**70**	**219**	**194**	**130**	**120**	**-86**	**-99**	**1,440**	**1,274**
Operating margin (EBIT)	*17.1%*	*16.2%*	*19.3%*	*19.1%*	*12.8%*	*12.0%*	*16.5%*	*15.8%*	*15.7%*	*15.7%*			*16.5%*	*15.8%*
Restructuring costs	-	-323	-	-88	-	-33	-	-73	-	-	-	-	-	-517
Operating income (EBIT) incl restructuring costs	**602**	**208**	**460**	**369**	**115**	**37**	**219**	**121**	**130**	**120**	**-86**	**-99**	**1,440**	**757**
Capital employed	10,055	9,183	8,595	8,545	2,520	1,974	5,181	4,911	3,149	3,121	-879	-529	28,621	27,205
- of which goodwill	4,926	4,631	4,928	5,076	1,211	955	3,640	3,568	2,566	2,453			17,270	16,683
Return on capital employed excl restructuring	*22.4%*	*20.7%*	*21.6%*	*20.9%*	*19.6%*	*13.7%*	*16.9%*	*15.2%*	*16.3%*	*15.3%*			*18.5%*	*17.2%*
Operating income (EBIT)	602	208	460	369	115	37	219	121	130	120	-86	-99	1,440	757
Restructuring costs	-	323	-	88	-	33	-	73	-	-	-	-	-	517
Depreciation	109	121	49	53	20	17	38	18	9	9	3	2	230	220
Net capital expenditure	-141	-94	-14	-72	-12	-22	-27	-26	-9	-7	-6	-7	-212	-228
Movement in working capital	259	92	222	54	-33	-17	63	9	47	-14	-8	68	550	192
Cash flow [4]	**829**	**650**	**717**	**492**	**90**	**48**	**293**	**195**	**177**	**108**			**2,008**	**1,458**
Adjustment for non-cash items											-23	17	-23	17
Paid and received interest											-245	-287	-245	-287
Operating cash flow [4]													**1,740**	**1,189**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

File No. 82-34735

Press Release

SEK M	EMEA [5]		Americas [6]		Asia Pacific [7]		Global Technologies [8]		Entrance Systems		Other		Total	
Jan - Dec and 31 Dec respectively	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Sales, external	13,073	12,165	10,166	10,104	2,558	2,082	4,805	4,108	2,949	2,678			33,550 [9]	31,137 [10]
Sales, intragroup	405	344	54	38	222	227	117	112	38	37	-836	-758		
Sales	**13,477**	**12,509**	**10,220**	**10,142**	**2,780**	**2,309**	**4,922**	**4,220**	**2,987**	**2,715**	**-836**	**-758**	**33,550**	**31,137**
Organic growth [3]	*7%*	*8%*	*5%*	*10%*	*10%*	*4%*	*11%*	*12%*	*6%*	*11%*			*7%*	*9%*
Operating income (EBIT)	**2,295**	**1,972**	**1,995**	**1,945**	**322**	**213**	**754**	**612**	**432**	**368**	**-340**	**-339**	**5,458**	**4,771**
Operating margin (EBIT)	*17.0%*	*15.8%*	*19.5%*	*19.2%*	*11.6%*	*9.2%*	*15.3%*	*14.5%*	*14.4%*	*13.6%*			*16.3%*	*15.3%*
Restructuring costs	-	-1,059	-	-169	-	-93	-	-152	-	-1	-	-	-	-1,474
Operating income (EBIT) incl restructuring costs	**2,295**	**913**	**1,995**	**1,776**	**322**	**120**	**754**	**460**	**432**	**367**	**-340**	**-339**	**5,458**	**3,297**
Capital employed	10,055	9,183	8,595	8,545	2,520	1,974	5,181	4,911	3,149	3,121	-879	-529	28,621	27,205
- of which goodwill	4,926	4,631	4,928	5,076	1,211	955	3,640	3,568	2,566	2,453			17,270	16,683
Return on capital employed excl restructuring	*21.9%*	*19.1%*	*22.7%*	*22.3%*	*13.8%*	*10.8%*	*14.7%*	*15.5%*	*13.7%*	*11.5%*			*18.4%*	*17.1%*
Operating income (EBIT)	2,295	913	1,995	1,776	322	120	754	460	432	367	-340	-339	5,458	3,297
Restructuring costs	-	1,059	-	169	-	93	-	152	-	1	-	-	-	1,474
Depreciation	433	468	218	231	69	64	138	87	38	39	12	9	909	898
Net capital expenditure	-351	-251	-141	-199	-56	-109	-164	-127	-14	-30	-22	-23	-751	-739
Movement in working capital	-111	-290	140	-253	-40	-56	-29	-146	41	-45	-27	86	-25	-704
Cash flow [4]	2,267	1,899	2,211	1,724	294	112	699	426	497	332			5,591	4,226
Adjustment for non-cash items											-49	10	-49	10
Paid and received interest											-734	-708	-734	-708
Operating cash flow [4]													4,808	3,528
Average number of employees	12,493	12,283	9,428	9,641	5,445	5,099	2,650	2,183	2,137	1,926	113	111	32,267	31,243

[1] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[2] Number of shares, thousands, used for calculation Oct-Dec. 380,713 (378,050); Jan-Dec 378,533 (379,214).

[3] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

[4] Excluding restructuring items

[5] Europe, Middle East and Africa.

[6] North, Central and South America.

[7] Asia, Australia and New Zealand.

[8] ASSA ABLOY Hospitality, ASSA ABLOY Identification Technologies (ITG) and HID Global.

[9] Sales Jan-Dec 2007 by Geography: Europe 15,924 North America 12,503, Central and South America 583, Africa 506, Asia 2,127, Pacific 1,908.

[10] Sales Jan-Dec 2006 by Geography: Europe 14,834, North America 12,155, Central and South America 510, Africa 457, Asia 1,579, Pacific 1,602.

[11] 2006 figures have been adjusted compared to previous financial reports. Cash flow from operating activities have been reduced by restructuring payments for the period. The equivalent amount has been added to cash flow from financing activities.

END